

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 15, 2016

Via E-mail
Christopher G. Treece
Executive Vice President, Chief Financial Officer and Secretary
Guaranty Bancorp
1331 Seventeenth Street, Suite 200
Denver, CO 80202

> **Re:** **Guaranty Bancorp**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 5, 2016**
> **File No. 333-211330**

Dear Mr. Treece:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2016 letter.

Prospectus Cover Page

1. We note your revisions in response to comments 1 and 6. Please revise your sixth paragraph to estimate the approximate dollar amount per share of the transaction and the total merger consideration based on a Guaranty Average Closing Price of $12.86 per share. Please make corresponding revisions on pages 6, 15 and 66.

2. We note your revisions in response to comment 2. Please revise your ninth paragraph to delineate the range intended by the parties and make corresponding revisions on pages 22 and 112.

Questions and Answers about the Merger and the Special Meetings

Will the Value of the Merger Consideration Change…, page 6

3.   We note your revisions in response to comment 8. Please disclose that any merger consideration placed into escrow could remain in escrow for up to seven years. Please make corresponding revisions on pages 14, 45 and 100.

Risk Factors

Risks Related to the Ownership of Guaranty Common Stock

Concentrated ownership of Guaranty's stock may discourage a change in control…, page 51

4.   We note your revisions on page 51. Please disclose the estimated aggregate ownership percentage of your common stock beneficially owned or controlled by your related persons or significant stockholders following the consummation of the merger.

The Merger Agreement

Explanatory Note, page 98

5.   Please revise this paragraph to delete such phrases as "is not intended" in the second sentence, "only for purposes" in the third sentence, "solely for the benefit of the parties" in the third sentence, "which are not necessarily reflected in the Merger Agreement or other public disclosures" later in the paragraph, and, "which do not purport to be accurate" in the last sentence. Please see the Securities Exchange Act Release No. 51283 dated March 1, 2005. These phrases imply that the representations and warranties do not constitute public disclosure under the federal securities laws.

Certain Home State Adjusted Unaudited Prospective Financial Information, page 90

6.   We note disclosure in the second paragraph on page 91 that the adjusted unaudited prospective financial information has not been "included to influence [a shareholder's] decision whether to vote in favor of" any proposal, and that they are "being provided *solely* because it was made available to [your] financial advisor..." [emphasis added]. Please remove or revise these disclaimers so that they do not constitute undue limitations on reliance. Please also delete the penultimate sentence of this paragraph.

Exhibit Index

Exhibit 8.2

7.   We note the revisions in response to comment 16. Please direct counsel to revise its enumerated opinion (ii) as a description of law is not sufficient. Please also direct

counsel to delete the last sentence in its penultimate paragraph as this constitutes an undue limitation on reliance. Please refer to Section III.C.2. and Section III.D.1 of Staff Legal Bulletin No. 19.

Exhibit 23.2

8.   We note that the consent of Home State's auditor is dated May 12, 2016. Please file an updated auditor's consent prior to requesting effectiveness of the registration statement. In this regard, please refer to Section 4810.03(c) of the Division of Corporation Finance Financial Reporting Manual.

        Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3434 with any questions.

                                        Sincerely,

                                        /s/ Michael Clampitt

                                        Michael Clampitt
                                        Senior Counsel
                                        Office of Financial Services

cc: Christian E. Otteson, Esq.